RICHARD J. WIRTH
ASSISTANT GENERAL COUNSEL
200 HOPMEADOW STREET
SIMSBURY, CT 06089
DIRECT DIAL: (860) 843-1941

July 2, 2008

VIA EDGAR

Michael Kosoff, Esq.

Staff Attorney – Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Hartford Life Insurance Company Separate Account Seven
Post-Effective Amendment No. 1 on Form N-4
Registration Nos. 333-148564 and 811-04972

Dear Mr. Kosoff:

Thank you for your comments on June 30, 2008 regarding the above-captioned registration statement supplement.  In accordance with your request, presented below and attached hereto please find specific responses to each of your comments and questions:

1.              Please do not use the term “rider effective date” as the date these changes are offered to the public because the term is used elsewhere in the prospectus with a different meaning.

Response: Agreed.

2.              Please supplementally explain whether the changes to this rider are applied to those contract owners that have already purchased the rider.  If yes, please explain if there are any adverse effects on contract owners. If yes, please state your legal basis for allowing these changes.

Response: The supplement can have a retroactive effect.  We view these changes as a liberalization benefiting eligible contract owners. While an existing contract owner that has already made partial Surrenders will not be eligible for this additional privilege, they will not be in any worse position than they are today.

3.              Please break the Supplement into separate inserts and describe where text is to be deleted and replaced.

Response: Agreed.

4.              Please update the appendix examples affected by the changes to the riders. Also, add an example regarding second bullet point, if helpful.

Response: Agreed.

5.              Please include an amendment to the appendix describing the optional withdrawal benefit to reflect the changes made regarding the Withdrawal Percent increases.

Response: Agreed.

6.              Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

In accordance with our telephone conversation today, we will discuss arrangements for the acceleration of this filing once you have approved the modifications attached. Please contact myself or Sarah Patterson if you have any questions. Thank you for your cooperation and assistance.

Sincerely,

/s/ Richard J. Wirth

Encl.

Supplement dated July 21, 2008

to

Prospectus dated May 1, 2008

Effective as of May 1, 2008, or later based on state approval of these amended riders, the description of The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios in your prospectus is amended as follows:

1.             Reference to the Relevant Covered Life’s attained age appearing in the second bullet of the third paragraph in the section entitled “Does the Payment Base change under either rider?” is changed from age 80 to age 90.  Comparable changes to the Relevant Covered Life’s attained age are made in the table appearing in the Optional Benefits Comparison Appendix in the row entitled “Withdrawal Percentage” under the column entitled “The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios”.  Please refer to Example 23 in The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios Examples Appendix for more information.

2.             Please delete the last row and add the following rows to the table appearing in the section entitled “Is either rider designed to pay you withdrawal benefits for your lifetime?”:

	Withdrawal Percent
Relevant Covered Life Age Band	Single Life Option	Joint/Spousal Option
80 - 84	7.0%	6.5%
85 – 89	7.5%	7.0%
90+	8.0%	7.5%

3.             The two paragraphs appearing after the table referenced above are deleted and replaced with the following:

Except as provided below, the Withdrawal Percent will be based on the chronological age of the Relevant Covered Life at the time of the first Surrender.

1.     If a partial Surrender HAS NOT been taken, your new Withdrawal Percent will be effective on the next birthday that brings the Relevant Covered Life into a new Withdrawal Percent age band; or

2.     If you have deferred taking Surrenders for five years from the date you purchased this rider, your new Withdrawal Percent will be effective on the next birthday that brings the Relevant Covered Life into a new Withdrawal Percent age band.  Your Withdrawal Percent will thereafter continue to change based on the age of the Relevant Covered Life as shown on the table above regardless of whether Surrenders are taken after such five year period; or

3.     If the preceding requirements in (1) or (2) have not been met, your new Withdrawal Percent will be effective as of the Contract Anniversary when the next automatic Payment Base increase occurs due to market performance after the birthday that brings the Relevant Covered Life into a new Withdrawal Percent age band.

Please refer to Example 24 in The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios Examples Appendix for more information.

4.             The following additional examples are added to your The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios Examples Appendix under the section entitled “The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios – Examples”:

Example 23:  Automatic Payment Base Increase to Relevant Covered Life Attained age 90.  Assume that you select a Single Life option.  Your Withdrawal Percentage is 7.5%, which is based on your age (85) at the time of your first withdrawal.  Your Lifetime Benefit Payment prior to contract anniversary is $7,500.  You are now age 90 and your anniversary is being processed.  Your Contract Value on anniversary is $120,000.

Values prior to anniversary:

Feature	The Hartford’s Lifetime Income Builder Selects	The Hartford’s Lifetime Income Builder Portfolios
Payment Base	$100,000	$100,000
Withdrawal Percentage	7.5%	7.5%
Lifetime Benefit Payment	$7,500	$7,500
Guaranteed Minimum Death Benefit	$95,000	$95,000

Values after the anniversary processing:

Feature	The Hartford’s Lifetime Income Builder Selects	The Hartford’s Lifetime Income Builder Portfolios
Payment Base	$110,000 The ratio is the Contract Value ($120,000) divided by current Payment Base ($100,00), less 1 results in .20%, capped at 10%	$120,000 Greater of the Contract Value prior to the rider charge being taken, or Your Payment Base
Withdrawal Percentage	8% Due to the automatic increase and client reaching a new age band, the Withdrawal Percentage has increased	8% Due to the automatic increase and client reaching a new age band, the Withdrawal Percentage has increased
Lifetime Benefit Payment	$8,800	$9,600
Rider Charge	$605 Rider charge of 0.55% multiplied by your current Payment Base	$780 Rider charge of 0.65% multiplied by your current Payment Base
Guaranteed Minimum Death Benefit	$95,000 No change due to anniversary processing	$95,000 No change due to anniversary processing

Example 24: Deferral Illustration.  Assume that on your birthday in September 2008 you are 60.  You purchase the Contract in November 2008 and select The Hartford’s Lifetime Income Builder Portfolios with the Single Life option.  Assume no growth in Contract Value.

Feature	No partial surrenders in first 5 year of the rider	Partial surrender in second year of the rider
Withdrawal Percentage at issue	5%	5%
Payment Base at issue	$100,000	$100,000
Lifetime Benefit Payment at issue	$5,000	$5,000
Withdrawal Percentage on birthday in September 2013 when Relevant Covered Life is age 65	Increased to 5.5%	Remains at 5%
Payment Base on birthday	$100,000 No change due to birthday	$100,000 No change due to birthday
Lifetime Benefit Payment on birthday	Increased to $5,500	Remains at $5,000
Anniversary in November 2013 – Contract Value is less than current Payment Base, Payment Base	$100,000	$100,000
Withdrawal Percentage	5.5%	5%
Lifetime Benefit Payment	$5,500	$5,000